Exhibit 99.17

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

Roscoe Postle Associates Inc. hereby consents to reference to its name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the report dated April 21, 2011 entitled “Technical Report on the Côté Lake Deposit, Chester Property, Ontario, Canada” (the “Côté Lake Report”); (2) the technical report dated June 17, 2011 entitled “Technical Report on Expansion Options at the Niobec Mine, Québec, Canada” (the “Niobec Report”); (3) the technical report dated October 24, 2012 entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012 (the “Côté Gold Report”); and (4) the annual information form of the Company dated March 25, 2013 which includes reference to its name in connection with information relating to the Niobec Report and the properties described therein, the mineral resource and mineral reserve estimates for the Côté Gold Project, the Côté Lake Report, the Côté Gold Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 25, 2013	ROSCOE POSTLE ASSOCIATES INC.

/s/ Graham G. Clow
	By:	Graham G. Clow, P.Eng.
	Title:	Chairman
	Company:	Roscoe Postle Associates Inc.